UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                  (Amendment No._____________)*

                   COMMERCIAL NET LEASE REALTY
                        (Name of Issuer)

                              REIT
                 (Title of Class of Securities)

                            202218103
                         (CUSIP Number)

Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2-95)
CUSIP No.202218103            13G            Page 2 of 4 Pages

1.   NAME OF REPORTING PERSON
  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Ohio PERS          31-6159380

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
  (a)___         NA
  (b)___         NA

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
      US
      277 EAST TOWN STREET
      COLUMBUS, OH  43215

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
5.   SOLE VOTING POWER
      1,643,000

6.   SHARED VOTING POWER
      NA

7.   SOLE DISPOSITIVE POWER
      1,643,000

8.   SHARED DISPOSITIVE POWER
      NA

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,643,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
  CERTAIN SHARES*
      NA

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      6.07

12.  TYPE OF REPORTING PERSON*
      EP


Item 1.
(a)  Name of Issuer
        COMMERCIAL NET LEASE REALTY

(b)  Address of Issuer's Principal Executive Offices
        400 EAST SOUTH ST., SUITE 500, ORLANDO, FL  32801

Item 2.
(a)  Name of Person Filing
        Christy Ruoff

(b)  Address of Principal Business Office or, if none, Residence
        277 East Town Street, Columbus, OH  43215

(c)  Citizenship
        US

(d)  Title of Class of Securities
        REIT

(e)  CUSIP Number
        202218103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
 (a)  __Broker or Dealer registered under Section 15 of the Act
 (b)  __Bank as defined in section 3(a)(6) of the Act
 (c) __Insurance Company as defined in section 3(a)(19) of the Act
 (d) __Investment Company registered under section 8 of the Investment Company Act
 (e) __Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
 (f) X Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1(b)(ii)(F)
 (g)  __Parent Holding Company, in accordance with 240.13d-
      1(b)(ii)(G) (Note:  See Item 7)
 (h)  __Group, in accordance with 240.13d-1(b)(1)(ii)(H)

 Item 4.  Ownership
   If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

   (a)  Amount Beneficially Owned
            1,643,000

   (b)  Percent of Class
            6.07

   (c)  Number of shares as to which such person has:  1,643,000
        (i) sole power to vote or to direct the vote   1,643,000
        (ii) shared power to vote or to direct the vote NO
        (iii) sole power to dispose or to direct the disposition of 1,643,000
        (iv) shared power to dispose or to direct the disposition of NO


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I cerfify that the information set forth in this statement is true, complete and correct.

                            _FEBRUARY 13, 1998___________________
                                                             Date

                            _RICHARD E. SCHUMACHER_______________
                                                        Signature

                            RICHARD E. SCHUMACHER - EXECUTIVE DIRECTOR
                                                       Name/Title